UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Emma Cuadrado

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

Lindsey A. Smith

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 260,100 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 260,100 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,100 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 260,100 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), held by Milestone Investments, Limited Partnership, an Alaskan limited partnership (“Milestone”). Milestone is managed by its general partner, Wicklow Capital, Inc., an Illinois corporation (“Wicklow”). Wicklow is wholly owned by the Daniel V. Tierney 2003 Trust, an Illinois trust (the “2003 Trust”). Daniel V. Tierney is the President of Wicklow and the trustee, settlor and sole beneficiary of the 2003 Trust.
(2)	Calculated based on a total of 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016.

Introduction

This Amendment No. 13 (this “Amendment No. 13”) amends Amendment No. 12 dated March 7, 2016 (“Amendment No. 12”), Amendment No. 11 dated November 16, 2015 (“Amendment No. 11”), Amendment No. 10 dated November 11, 2015 (“Amendment No. 10”), Amendment No. 9 dated June 8, 2015 (“Amendment No. 9”), Amendment No. 8 dated May 29, 2015 (“Amendment No. 8”), Amendment No. 7 dated May 27, 2015 (“Amendment No. 7”), Amendment No. 6 dated May 1, 2015 (“Amendment No. 6”), Amendment No. 5 dated February 2, 2015 (“Amendment No. 5”), Amendment No. 4 dated March 3, 2014 (“Amendment No. 4”), Amendment No. 3 dated February 3, 2014 (“Amendment No. 3”), Amendment No. 2 dated January 13, 2014 (“Amendment No. 2”) and Amendment No. 1 dated October 31, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and this Amendment No. 13, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 13 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 13 reflects transactions and developments through the date hereof relating to the Reporting Person’s holdings of securities of KCG Holdings. In particular, this Amendment No. 13 is being filed to reflect: (i) the sale of 655,367 Class A Common Shares on the open market by Milestone Investments, Limited Partnership, an Alaskan limited partnership (“Milestone”); (ii) the sale of 12,079 Class A Common Shares by Daniel V. Tierney in a private transaction with KCG Holdings; (iii) the sale of 1,923,358 Class A Common Shares by Milestone in a private transaction with KCG Holdings; and (iv) the sale of 2,720,699 warrants to purchase Class A Common Shares by the Daniel V. Tierney 2011 Trust, an Illinois Trust (the “2011 Trust”), in a private transaction with KCG Holdings.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

On March 7, 2016, the 2011 Trust and Emma Cuadrado, as the trustee of the 2011 Trust, ceased to have voting or dispositive power over more than 5% of the Class A Common Shares. Accordingly, Item 2 of the Original Statement and Item 2 of Amendment No. 5 are hereby amended to remove the 2011 Trust and Emma Cuadrado as Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and restated in its entirety as follows:

Pursuant to a Purchase Agreement, dated as of April 26, 2016 (the “Daniel V. Tierney Purchase Agreement”), between KCG Holdings and Daniel V. Tierney, KCG Holdings agreed to purchase from Daniel V. Tierney, in a private transaction, 12,079 Class A Common Shares for a total purchase price of $162,824.92.

Pursuant to a Purchase Agreement, dated as of April 26, 2016 (the “Milestone Purchase Agreement”), between KCG Holdings and Milestone, KCG Holdings agreed to purchase from Milestone, in a private transaction, 1,923,358 Class A Common Shares for a total purchase price of $25,926,865.84. Milestone is managed by its general partner, Wicklow Capital, Inc., an Illinois corporation (“Wicklow”). Wicklow is wholly owned by the Daniel V. Tierney 2003 Trust, an Illinois trust (the “2003 Trust”). Daniel V. Tierney is the President of Wicklow and the trustee, settlor and sole beneficiary of the 2003 Trust.

Pursuant to a Purchase Agreement, dated as of April 26, 2016 (the “2011 Trust Purchase Agreement”), between KCG Holdings and the 2011 Trust, KCG Holdings agreed to purchase from the 2011 Trust, in a private transaction, 2,720,699 warrants to purchase Class A Common Shares, comprised of 906,899 Class A Warrants, 906,900 Class B Warrants and 906,900 Class C Warrants, for a total purchase price of $5,894,847.83. Emma Cuadrado is the trustee of the 2011 Trust and has sole voting and dispositive power over the securities held by the 2011 Trust. Daniel V. Tierney is the settlor and sole beneficiary of the 2011 Trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the 2011 Trust, but does have the power to revoke the 2011 Trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney that he is the beneficial owner of any such securities held by the 2011 Trust for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Milestone may from time to time engage in a variety of derivative transactions with respect to its remaining 260,100 Class A Common Shares, including the purchase and sale of options, puts and calls.

Other than as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may determine to change his intentions with respect to KCG Holdings at any time in the future and may, for example, elect (i) to acquire additional Class A Common Shares or rights to acquire Class A Common Shares in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of Class A Common Shares. In reaching any determination as to a future course of action, the Reporting Person will take into consideration various factors, such as KCG Holdings’ business and prospects, other developments concerning KCG Holdings, other business opportunities available to the Reporting Person, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (b) This Schedule 13D relates to the beneficial ownership of 260,100 Class A Common Shares directly held by Milestone. These shares represent 0.3% of the outstanding Class A Common Shares (based on a total of 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016). Milestone is managed by its general partner, Wicklow. Wicklow is wholly owned by the 2003 Trust. Daniel V. Tierney is the President of Wicklow and the trustee, settlor and sole beneficiary of the 2003 Trust.

(c) As disclosed in Item 4 of this Amendment No. 13, on April 26, 2016, KCG Holdings agreed to purchase in private transactions: (i) 12,079 Class A Common Shares from Daniel V. Tierney for a total purchase price of $162,824.92; (ii) 1,923,358 Class A Common Shares from Milestone for a total purchase price of $25,926,865.84; and (iii) 2,720,699 warrants to purchase Class A Common Shares, comprised of 906,899 Class A Warrants, 906,900 Class B Warrants and 906,900 Class C Warrants, from the 2011 Trust for a total purchase price of $5,894,847.83. From March 8, 2016, the first trading day following the date of Amendment No. 12, through April 26, 2016, Milestone sold an aggregate of 655,367 Class A Common Shares on the open market, as set forth on Annex A. The Reporting Person has effected no other transaction in the Class A Common Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares covered by this Schedule 13D.

(e) Daniel V. Tierney ceased to have voting or dispositive power over more than 5% of the Class A Common Shares on April 26, 2016 as a result of the transactions described in paragraph (c) of this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

Milestone holds a portion of its assets, which may include its Class A Common Shares, in prime brokerage accounts at various institutions, which accounts provide Milestone with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Class A Common Shares owned by Milestone are held from time to time in such prime brokerage accounts, they may be subject to such counterparty rights. Milestone’s 260,100 Class A Common Shares are currently subject to 2,601 short call options that expire on May 20, 2016.

See Item 4 of this Amendment No. 10 for descriptions of the Milestone Purchase Agreement, Daniel V. Tierney Purchase Agreement and 2011 Trust Purchase Agreement, each of which is incorporated herein by reference.

The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Purchase Agreement dated April 26, 2016 between KCG Holdings, Inc. and Daniel V. Tierney

99.2	Purchase Agreement dated April 26, 2016 between KCG Holdings, Inc. and Milestone Investments, Limited Partnership

99.3	Purchase Agreement dated April 26, 2016 between KCG Holdings, Inc. and the Daniel V. Tierney 2011 Trust

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2016	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Purchase Agreement dated April 26, 2016 between KCG Holdings, Inc. and Daniel V. Tierney

99.2	Purchase Agreement dated April 26, 2016 between KCG Holdings, Inc. and Milestone Investments, Limited Partnership

99.3	Purchase Agreement dated April 26, 2016 between KCG Holdings, Inc. and the Daniel V. Tierney 2011 Trust

ANNEX A

Recent Transactions by Milestone in the Class A Common Shares

Set forth below is a summary of open market sales of Class A Common Shares made by Milestone between March 8, 2016, the first trading day following the date of Amendment No. 12, and April 26, 2016.

Date of Transaction	Number of Class A Common Shares Sold	Weighted Average Price Per Share
3/17/2016	2,100	$12.01
3/18/2016	73,271	$12.14
3/21/2016	3,501	$12.02
3/22/2016	5,400	$12.03
3/31/2016	4,498	$12.01
4/1/2016	19,984	$12.07
4/4/2016	26,623	$12.15
4/5/2016	5,259	$12.01
4/6/2016	5,630	$12.04
4/12/2016	5,200	$12.03
4/13/2016	59,354	$12.41
4/14/2016	53,995	$12.58
4/15/2016	212,684	$12.19
4/18/2016	18,391	$12.40
4/21/2016	93,892	$13.34
4/22/2016	59,271	$13.46
4/25/2016	6,314	$13.60